United States securities and exchange commission logo





                            November 6, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-272110

       Dear Hung To Pau:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

       Amendment No. 5 to Form S-1

       Management's Discussion and Analysis of Financial Conditions and Results of Operations, page
       59

   1. Other expense, net represents approximately 18% of your net loss for the year ended June
                                                        30, 2023 and also
increased from $36k to $683k during the year ended June 30, 2023. In this regard, please
include a discussion of other expense as part of your results of operations discussion.
Also, please disclose on page 64 the countries in which your cash deposits are primarily
located and whether there are any material restrictions on your ability to transfer
cash between countries or between the consolidated entities. Refer to
                                                        Item 303 of Regulation
S-K, including Item 303(a)(2)(i).
 Hung To Pau, Ph.D.
FirstName LastNameHung   To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany 6,
November  NameAdvanced
             2023        Biomed Inc.
November
Page 2    6, 2023 Page 2
FirstName LastName
Liquidity and Capital Resources, page 62

2. We note your statement that management has commenced a strategy to raise debt and equity and that this strategy includes financial supports from the
Company   s related party
         and shareholders as well as third parties. Please revise to state the terms and amounts of any known or expected debt or equity financings.
Our Business
Industry-Academia Cooperation, page 83

3. We note that you have entered into two industry-academia cooperation agreements with the National Taiwan University. Please revise to state who will own any intellectual property that is developed pursuant to this partnership.
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Fang Liu, Esq.